Exhibit 99.1

MINUTES OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF IMMATICS N.V.

JUNE 13, 2022

Edward Sturchio, General Counsel of Immatics N.V. (the "Company"), opened the annual general meeting of the Company (the "Meeting") and designated Paul van der Bijl, civil law notary of NautaDutilh N.V., the Company's Dutch legal counsel, as the secretary of the Meeting.

The secretary of the Meeting noted that the Meeting had been convened with due observance of all applicable provisions of Dutch law and the Company's articles of association and that, at the Meeting, 34,889,261 shares in the Company's capital were represented, representing approximately 53% of the Company's issued share capital.

The chair of the Meeting noted that there were no shareholders or others with statutory meeting rights in respect of the Company present at the Meeting who had questions or comments with respect to the agenda items for the Meeting and, therefore, proceeded to the vote on the voting items on the agenda.

The chair of the Meeting then noted that, based on the voting proxies received, each voting item on the agenda was passed by the requisite majority of votes cast.

The chair of the Meeting then closed the meeting.

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E. Sturchio

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P.C.S. van der Bijl